Sheet1

This proposal has PASSED

			FINAL Proxy Results - ML Growth Fund
			1st Meeting Date: October 22, 2001
			2nd Meeting Date: November 14, 2001
			3rd Meeting Date: November 30, 2001

			Record Date: August 24, 2001
			As of: November 30, 2001

				Units Voted

			Votes Needed
	Shares Needed	Outstanding	TWO-THIRDS				Total Units
All Classes	To Pass	Shares	of Outstanding Shares	For	Against	Abstain	Voted

Merger of ML Growth Fund	-551,664	93,141,955	62,094,637	62,646,301	1,194,908	3,000,552	66,841,761
into ML Fundamental Growth Fund

Voting Requirements:
The Quorum consists of one-third of the outstading shares present in person or by proxy.

The approval of the Proposal requires the affirmative vote of Growth Fund shareholders, representing a not less than two-thirds of the total votes entitled to be cast thereon, with all shares voting as a single class.

Last Updated on 06/27/2002
By MLMAG